UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                       SCHEDULE 13G/A

          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                 Jacksonville Bancorp, Inc.
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)


                         469249 10 6
                       (CUSIP Number)

                      February 14, 2007

   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [  ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 469249 10 6
------------------------------------------------------------
1  NAME OF REPORTING PERSON

      R.C. Mills
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                     (b) [x ]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              92,193
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                   0
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                              0
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     92,193
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.29%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------

Item 1.

     (a)  Name of Issuer:  Jacksonville Bancorp, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          100 North Laura Street, Suite 1000, Jacksonville,
          Florida 32202.

Item 2.

     (a)  Name of Person Filing: R.C. Mills.

     (b)  Address of Residence:
          105 Middleton Place, Ponte Vedra Beach, Florida
          32082.

     (c)  Citizenship:  U.S.A.

     (d) Title of Class of Securities: Common Stock, $.01 par value per share.

     (e)  The CUSIP number of the common stock:  469249 10
6.


Item 3.

     Not applicable.

Item 4.

     (a) Amount beneficially owned: R.C. Mills is the direct beneficial owner of 92,193 shares of common stock of the issuer.

     (b)  Percent of class:  5.29%.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 92,193

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.


                          SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  February 13, 2007



                              By:     /s/ R.C. Mills
                                      ------------------
                                      Name: R.C. Mills
                                      Title:   Director